UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-35092

Exact Sciences Corporation

(Exact name of registrant as specified in its charter)

Exact Sciences Corporation

5505 Endeavor Lane

Madison, WI 53719

Tel: (608) 284-5700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value per share

0.3750% Convertible Senior Notes due 2027

0.3750% Convertible Senior Notes due 2028

Preferred Stock*

Debt Securities*

Warrants*

Rights*

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, $0.01 par value per share: 1

0.3750% Convertible Senior Notes due 2027: Less than 300

0.3750% Convertible Senior Notes due 2028: Less than 300

Preferred Stock, Debt Securities, Warrants, Rights: 0

*	Unissued securities registered under automatic shelf registration statement on Form S-3 (File No. 333-272196)

Pursuant to the requirements of the Securities Exchange Act of 1934, Exact Sciences Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 2, 2026	Exact Sciences Corporation

	By:	/s/ James R. Wenner
	Name:	James R. Wenner
	Title:	Vice President and Treasurer